Exhibit 99.1

Jiayin Group Inc. Reports Third Quarter 2022 Unaudited Financial Results

-- Third Quarter Total Loan Origination Volume Grew 123.5% to RMB14.9 Billion --

-- Third Quarter Net Income Grew 98.8% to RMB248.1 Million --

SHANGHAI, November 23, 2022 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Operational and Financial Highlights:

•
Loan origination volume1 was RMB14.9 billion (US$2.1 billion), representing an increase of 123.5% from the same period of 2021.

•
Average borrowing amount per borrowing was RMB10,158 (US$1,428), representing an increase of 58.1% from the same period of 2021.

•
Repeat borrowing rate2 was 63.8%, compared with 69.1% in the same period of 2021.

•
Net revenue was RMB894.3 million (US$125.7 million), representing an increase of 55.0% from the same period of 2021.

•
Income from operations was RMB308.6 million (US$43.4 million), representing an increase of 100.7% from RMB153.8 million in the same period of 2021.

•
Net income was RMB248.1 million (US$34.9 million), representing an increase of 98.8% from RMB124.8 million in the same period of 2021.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “Our strong topline growth and the continued expansion of our partnership network in the third quarter amidst the macroeconomic headwinds demonstrated the resilience of our business as well as the value we delivered to our institutional funding partners and borrowers. Notably, we grew our net revenue by 55.0% in the third quarter, driven by a 123.5% year-over-year increase in our loan origination volume. Our margin profiles also continued to improve as we further refined our cost structure and optimized our operating efficiency.”

“Our robust third quarter performance attests to our commitment in strengthening our partnership network, refining our borrower base structure, and accelerating our global business expansion. Going forward, we will continue to invest in scaling up our long-term capabilities in technology development and risk management. We are confident that these efforts will enable us to better empower our financial institutions, serve our borrower base, and generate sustainable value for our shareholders in the long run.”

1 “Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

Third Quarter 2022 Financial Results

Net revenue was RMB894.3 million (US$125.7 million), representing an increase of 55.0% from the same period of 2021.

Revenue from loan facilitation services was RMB792.9 million (US$111.5 million), representing an increase of 47.7% from the same period of 2021. The increase was primarily due to increased loan origination volume from the Company’s institutional funding partners.

Other revenue was RMB101.4 million (US$14.3 million), compared with RMB40.3 million in the third quarter of 2021. The increase was mainly driven by revenue generated from individual investor referral services.

Origination and servicing expense was RMB148.4 million (US$20.9 million), representing an increase of 68.1% from the same period of 2021, driven by the increase in the Company’s loan origination volume.

Allowance for receivables and contract assets was RMB5.9 million (US$0.8 million), representing a decrease of 4.8% from the same period of 2021.

Sales and marketing expense was RMB323.6 million (US$45.5 million), representing an increase of 36.6% from the same period of 2021, primarily due to an increase in borrower acquisition expenses in the third quarter of 2022.

General and administrative expense was RMB51.4 million (US$7.2 million), representing an increase of 13.5% from the same period of 2021, primarily driven by an increase in expenditures for employee compensation and related benefits.

Research and development expense was RMB56.4 million (US$7.9 million), representing an increase of 52.0% from the same period of 2021, primarily due to higher employee compensation and benefit expenses as well as increased professional service fees.

Income from operations was RMB308.6 million (US$43.4 million), representing an increase of 100.7% from RMB153.8 million in the same period of 2021.

Net income was RMB248.1 million (US$34.9 million), representing an increase of 98.8% from RMB124.8 million in the same period of 2021.

Cash and cash equivalents were RMB217.5 million (US$30.6 million) as of September 30, 2022, compared with RMB213.9 million as of June 30, 2022.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

Exhibit 99.1

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
March 31, 2022	0.78	0.74	0.53	1.61	2.69
June 30, 2022	0.89	0.50	0.44	1.00	2.61
September 30, 2022	0.99	0.62	0.46	0.96	2.42

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	4.93%	5.01%	5.03%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	5.10%	5.14%	5.15%
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	4.60%	4.79%	4.93%	—	—	—
2021Q4	0.84%	1.78%	2.43%	2.97%	3.40%	3.77%	—	—	—	—	—	—
2022Q1	0.74%	1.54%	2.21%	—	—	—	—	—	—	—	—	—

Recent Development

US$10 Million Share Repurchase Plan

On June 13, 2022, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase its ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. As of September 30, 2022, the Company had repurchased approximately 0.9 million of its American depositary shares for approximately US$2.1 million under this share repurchase plan.

Conference Call

The Company will conduct a conference call to discuss its financial results on Wednesday, November 23, 2022 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://register.vevent.com/register/BIeb0f1bab4a7c4d928c727fa829273437

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayin-fintech.com/.

Exhibit 99.1

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	182,551	217,453	30,569
Restricted cash	2,016	2,021	284
Amounts due from related parties	37,017	16,383	2,303
Accounts receivable and contract assets, net	502,431	1,439,719	202,392
Loan receivables, net	329	4,069	572
Prepaid expenses and other current assets	62,255	202,256	28,433
Deferred tax assets, net	48,456	79,700	11,204
Property and equipment, net	9,100	17,305	2,433
Right-of-use assets	35,507	26,365	3,706
Long-term investment	90,528	108,760	15,289
Other non-current assets	1,242	1,802	253
TOTAL ASSETS	971,432	2,115,833	297,438
LIABILITIES AND EQUITY
Payroll and welfare payable	56,056	72,461	10,186
Amounts due to related parties	4,485	3,317	466
Tax payables	409,063	699,631	98,353
Accrued expenses and other current liabilities	118,808	315,007	44,284
Other payable related to the disposal of Shanghai Caiyin	322,028	305,321	42,920
Lease liabilities	35,243	25,476	3,581
TOTAL LIABILITIES	945,683	1,421,213	199,790
SHAREHOLDERS' EQUITY
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued as of December 31, 2021 and September 30, 2022; 108,100,000 and 105,365,048 shares outstanding as of December 31, 2021 and September 30, 2022)[3]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2021 and September 30, 2022)[3]	0	0	0
Additional paid-in capital	840,580	855,578	120,275
Treasury stock (nil and 2,734,952 shares as of December 31, 2021 and September 30, 2022, respectively)	-	(11,644)	(1,637)
Accumulated deficit	(794,762)	(148,041)	(20,811)
Accumulated other comprehensive loss	(17,954)	1,183	166
Total Jiayin Group Inc. shareholder's equity	27,864	697,076	97,993
Non-controlling interests	(2,115)	(2,456)	(345)
TOTAL SHAREHOLDERS' EQUITY	25,749	694,620	97,648
TOTAL LIABILITIES AND EQUITY	971,432	2,115,833	297,438

3 The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 994 and RMB 620 for 2021Q3 and 2022Q3, respectively)	577,050	894,295	125,718	1,412,278	2,217,022	311,664
Operating costs and expenses:
Origination and servicing	(88,303)	(148,444)	(20,868)	(235,626)	(370,129)	(52,032)
Cost of sales	(9,405)	-	-	(14,388)	-	-
Allowance for receivables and contract assets	(6,190)	(5,918)	(832)	(27,242)	(16,980)	(2,387)
Sales and marketing	(236,876)	(323,592)	(45,490)	(502,342)	(707,411)	(99,446)
General and administrative	(45,347)	(51,408)	(7,226)	(118,309)	(134,719)	(18,938)
Research and development	(37,103)	(56,357)	(7,923)	(97,147)	(152,252)	(21,403)
Total operating costs and expenses	(423,224)	(585,719)	(82,339)	(995,054)	(1,381,491)	(194,206)
Income from operation	153,826	308,576	43,379	417,224	835,531	117,458
Interest (expense) income	(545)	610	86	(433)	1,226	172
Other income	1,910	13,738	1,931	14,271	7,122	1,001
Income before income taxes and income from investment in affiliates	155,191	322,924	45,396	431,062	843,879	118,631
Income tax expense	(30,296)	(77,679)	(10,920)	(89,687)	(205,393)	(28,874)
(Loss) income from investment in affiliates	(132)	2,821	397	3,894	8,048	1,131
Net income	124,763	248,066	34,873	345,269	646,534	90,888
Less: net (loss) income attributable to noncontrolling interest shareholders	(3,604)	(74)	(10)	(3,136)	(187)	(26)
Net income attributable to Jiayin Group Inc.	128,367	248,140	34,883	348,405	646,721	90,914
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	215,096,072	215,096,072	216,100,000	215,755,078	215,755,078
Net income per share:
- Basic and diluted	0.59	1.15	0.16	1.61	3.00	0.42
Net income	124,763	248,066	34,873	345,269	646,534	90,888
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(166)	9,888	1,390	(3,717)	18,983	2,834
Comprehensive income	124,597	257,954	36,263	341,552	665,517	93,722
Comprehensive loss attributable to noncontrolling interest	(3,600)	(162)	(23)	(3,259)	(341)	(51)
Total comprehensive income attributable to Jiayin Group Inc.	128,197	258,116	36,286	344,811	665,858	93,773